Exhibit 99.1

PINTEC ANNOUNCES FIRST HALF 2019 UNAUDITED FINANCIAL RESULTS

BEIJING, Sept. 23, 2019 (GLOBE NEWSWIRE) — Pintec Technology Holdings Limited (NASDAQ: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced its unaudited financial results for the six months ended June 30, 2019.

First Half 2019 Financial Highlights

•                  Total revenues were RMB479.5million (US$69.8million), a year-over-year decrease of 17.0% from RMB577.7 million in the same period of 2018.

•                  Gross profit was RMB274.6 million (US$40.0 million), a year-over-year increase of 16.3%. Gross margin expanded to 57.3% from 40.9% in the same period of 2018.

•                  Operating profit was RMB56.0 million (US$8.2 million), a year-over-year increase of 13.8% from RMB49.2 million in the same period of 2018.

•                  Net income was RMB73.3 million (US$10.7 million), a year-over-year increase of 492% from RMB12.4 million in the same period of 2018.

•                  Adjusted net income1 was RMB103.2 million (US$15.0 million), a year-over-year increase of 218% from RMB32.5 million in the same period of 2018.

First Half 2019 Operating Highlights

•                  Total loans facilitated were RMB7.0 billion (US$1.0 billion) in the first half of 2019, a decrease of 21.2% from the same period of 2018, amount which, the on-book loans decreased by 50.4%, as the Company shifted its business focus towards providing technology services.

•                  Loan outstanding balance was RMB5.5 billion (US$0.8 billion) as of June 30, 2019, representing a decrease of 6.6% from December 31, 2018.

•                  The following table provides delinquency rates for all loans facilitated by the Company as of the dates indicated:

	Delinquent for
	16 - 30 days	31 - 60 days	61 - 90 days
December 31, 2016	0.47%	0.76%	0.63%
December 31, 2017	1.11%	1.02%	0.74%
December 31, 2018	1.27%	2.35%	2.33%
June 30, 2019	1.43%	2.23%	2.21%

1  Adjusted net income/(loss) is a non-GAAP financial measure, representing net income/(loss) before share-based compensation expenses. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Mr. Jun Dong, acting Chief Executive Officer of PINTEC, commented, “During the first half of 2019, we remained steadfast in our commitment to advance our business model and continuously cultivated our abilities to connect financial institutions and businesses at scale. In line with our conviction for growth and progress, we developed additional partnerships with financial institutions and businesses, expanded our leadership in the installment payment market for travel and mobile devices, and actively established a strong foothold in additional vertical markets, such as educational services. We also optimized our product offerings and continued to provide best-in-class services to our financial partners. In addition, we fully utilized our factoring and online micro-lending licenses to launch joint services, such as lending solutions and installment payment plans, with our financial partners. We believe that our expanding collaboration with financial institutions and business partners will fuel our revenue growth momentum going forward.”

Mr. Steven Sim, Chief Financial Officer of PINTEC, stated, “In the face of difficult macroeconomic conditions and industry-wide challenges, we continued to execute our growth strategies and to transition our business focus towards providing technology services. Going forward, we will continue to invest in optimizing our technical services, expanding our global footprint, and innovating our smart lending solutions. We are confident that our leading capabilities in providing best-in-class services to businesses and financial institutions will enable us to generate sustainable revenue growth for PINTEC going forward.”

First Half 2019 Financial Results

Total Revenues

Total revenues in the first half of 2019 decreased by 17.0% to RMB479.5million (US$69.8 million) from RMB577.7 million in the same period of 2018.

•                  Revenues from technical service fees decreased by 4.0% to RMB383.8 million (US$55.9 million) in the first half of 2019 from RMB399.7 million in the same period of 2018. The decline was due to the decrease of the off-book loan facilitated in the first half of 2019.

•                  Revenues from installment service fees in the first half of 2019 decreased by 51.7% to RMB82.0 million (US$11.9 million) from RMB169.9 million in the same period of 2018. The decline was due to the decrease in the Company’s on-book installment loans volume, which is in line with the Company’s ongoing shift to an asset-light model.

•                  Revenues from wealth management service fees in the first half of 2019 increased by 69.4% to RMB13.7 million (US$2.0 million) from RMB8.1 million in the same period of 2018. The increase was primarily attributable to the development and expansion of the Company’s insurance solutions.

Cost of Revenues

Cost of revenues decreased by 40.0% in the first half of 2019 to RMB204.9 million (US$29.8 million) from RMB341.5 million in the same period last year. As a percentage of total revenues, cost of revenues decreased to 42.7% in the first half of 2019 from 59.1% in the same period last year. This was driven by lower funding costs due to the lower volume of the Company’s on-book loan business. At the same time, as the Company grew its business partnerships and gained market recognition, its ability to negotiate prices improved and the Company was able to lower customer acquisition costs. As a result, customer acquisition costs related to origination and servicing costs decreased by 36.4% to RMB79.7 million.

Gross Profit

Gross profit in the first half of 2019 increased by 16.3% to RMB274.6 million (US$40.0 million) from RMB236.1 million in the same period of 2018. Gross margin in the first half of 2019 expanded to 57.3% from 40.9% in the same period of 2018. The gross margin expansion was primarily driven by the lower volume of the Company’s on-book loan business, which led to lower funding costs and lower provision for credit loss.

Operating Expenses

Total operating expenses in the first half of 2019 were RMB218.6 million (US$31.8 million) compared to RMB186.9 million in the same period of 2018.

•                  Sales and marketing expenses in the first half of 2019 decreased by 17.6% to RMB42.2 million (US$6.1 million) from RMB51.3 million in the same period of 2018. Since the end of 2018, the Company had begun optimizing its product structure and winding down the off-line personal installment loan business. Off-line direct marketing groups disbanded, and off-line marketing and promotion expenses decreased significantly as a result. At the same time, marketing efficiency improved.

•                  General and administrative expenses in the first half of 2019 increased to RMB131.2 million (US$19.1 million) from RMB96.6 million in the same period of 2018. The increase was primarily due to increased professional service fees associated with being a public company, bad debt provision, staff costs and share-based compensation.

•                  Research and development expenses increased by 15.4% to RMB45.1 million (US$6.6 million) in the first half of 2019 from RMB39.1 million in the same period of 2018. The increase was primarily due to higher employee compensation costs.

Operating Profit

Operating profit was RMB56.0 million (US$8.2 million) in the first half of 2019 compared to RMB49.2 million in the same period of 2018.

Net Income

Net income in the first half of 2019 increased by 492% to RMB73.3 million (US$10.7 million) from RMB12.4 million in the same period of 2018. Adjusted net income in the first half of 2019 increased by 218% to RMB103.2 million (US$15.0 million) from RMB32.5 million in the same period of 2018. The increase in net income was due to the increase of gross profit and RMB32.7 million in accumulated interest income from a loan to Jimu.

Net income attributable to ordinary shareholders in the first half of 2019 was RMB73.3 million (US$10.7 million) compared to a net loss attributable to ordinary shareholders of RMB20.8 million in the same period of 2018.

Net Income/loss per Share

Basic and diluted net income per share were RMB0.27(US$0.04)and RMB 0.26(US$0.04) in the first half of 2019, which represents the equivalent of RMB1.87 (US$0.28) and RMB 1.79(US$0.28) per American Depositary Share (“ADS”).

Adjusted basic and diluted net income per share were RMB0.38 (US$0.05) and RMB0.36 (US$0.05), respectively, in the first half of 2019, which represents the equivalent of RMB2.63 (US$0.35) and RMB2.53 (US$0.35), respectively, per ADS.

Balance Sheet

As of June 30, 2019, the Company had combined cash and cash equivalents and restricted cash of RMB730.0 million (US$106.3 million) compared to RMB710.0 million as of December 31, 2018.

As of June 30, 2019, the Company’s total net financing receivables, including short-term and long-term, declined to RMB646.3 million (US$94.1 million) from RMB761.0 million as of December 31, 2018, mainly due to the lower volume of the Company’s on-book loan business.

The Company’s Interim Financial Statements are prepared and presented in accordance with U.S. GAAP. However, the Interim Financial Statements have not been audited or reviewed by the Company’s independent registered accounting firm.

Conference Call Information

PINTEC’s management will hold a conference call on Monday, September 23, 2019, at 7:30 A.M. Eastern Time or 7:30 P.M. Beijing Time on the same day to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+65-6713-5090
United States Toll Free:	+1-866-519-4004
China:	400-620-8038
Hong Kong Toll Free:	800-906-601
Conference ID:	4144299

The replay will be accessible through October 1, 2019, by dialing the following numbers:

International:	+61-2-8199-0299
United States Toll Free:	+1-855-452-5696
Conference ID:	4144299

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.pintec.com/.

Extended Transition Period

Management has elected to use the extended transition period for complying with any new or revised financial accounting standards and will adopt ASC 606 for the annual period beginning on January 1, 2019 and for interim periods one year later than annual adoption using the modified retrospective approach, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. The Company also considers there will have a material impact to the beginning balance of retained earnings. The Company was applying ASC 605 for the purpose of revenue recognition and disclosure for the interim financial statements for the six months ended June 30, 2019 present hereof.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses adjusted net income/loss as a supplemental measure to review and assess its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/loss as net income/loss excluding share-based compensation expenses.

The Company believes that this non-GAAP financial measure can help management evaluate the Company’s operating performance and formulate business plans. Adjusted net income/loss enables management to assess operating results without considering the impact of share-based compensation expenses. The Company also believes that this non-GAAP financial measure provides useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by management in their financial and operational decision-making.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/loss is that it does not reflect all items of income and expenses that affect the Company’s operations. The company will continue to incur share-based compensation expenses in its business, which are reflected in the presentation of its adjusted net income/loss. Further, this non-GAAP financial measure may differ from non-GAAP financial information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling this non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, net income/loss, which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.865 to US$1.00, the noon buying rate in effect on June 28, 2019, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as PINTEC’s strategic and operational plans, contain forward-looking statements. PINTEC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company’s limited operating history, regulatory uncertainties relating to online consumer finance in China, the Company’s reliance on Jimu Group for a significant portion of its funding and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, publicity regarding the consumer finance industry and the evolving regulatory environment governing this industry in China, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PINTEC

PINTEC is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, PINTEC enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from point-of-sale financing, personal installment loans and business installment loans, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, PINTEC serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies, peer-to-peer platforms and other similar institutions. For more information, please visit ir.pintec.com.

Investor Relations Contact

Joyce Tang

Pintec Technology Holdings Ltd.

Phone: +1-646-308-1622

E-mail: ir@pintec.com

Jack Wang

ICR Inc.

Phone: +1-646-308-1622

E-mail: pintec@icrinc.com

Pintec Technology Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands, except for share and per share data)	December 31, 2018	June 30, 2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	457,442	228,057	33,220
Restricted time deposits	252,599	501,978	73,121
Short-term financing receivables, net	742,117	609,725	88,816
Short-term guarantee assets, net	20,610	118,277	17,229
Accrued interest receivable, net	11,052	9,250	1,347
Accounts receivable, net	47,652	90,753	13,220
Prepayments and other current assets	208,398	144,735	21,083
Amounts due from related parties	475,426	582,999	84,923
Total current assets	2,215,296	2,285,774	332,959
Non-current assets:
Long-term financing receivables, net	18,882	36,574	5,328
Long-term guarantee assets, net	—	24,596	3,583
Prepayment, non-current	—	42,475	6,187
Long-term investments	58,038	53,156	7,743
Deferred tax assets	36,901	46,384	6,757
Property, equipment and software, net	7,806	9,883	1,440
Intangible assets, net	5,423	55,275	8,052
Goodwill	25,680	39,525	5,757
Total non-current assets	152,730	307,868	44,847
TOTAL ASSETS	2,368,026	2,593,642	377,806

LIABILITIES
Current liabilities:
Short-term funding debts	679,957	550,805	80,234
Accrued interest payable	15,021	4,466	651
Accounts payable	38,850	55,959	8,151
Amounts due to related parties	96,596	16,000	2,331
Tax payable	57,081	69,003	10,051
Short-term borrowings	220,000	380,000	55,353
Guarantee liabilities	15,537	178,167	25,953
Accrued expenses and other liabilities	157,462	134,907	19,651
Total current liabilities	1,280,504	1,389,307	202,375
Non-current liabilities:
Long-term funding debts	21,498	21,500	3,132
Deferred tax liabilities	—	4,701	685
Other non-current liabilities	8,748	8,307	1,210
Long-term payable	—	6,945	1,012
Total non-current liabilities	30,246	41,453	6,039
TOTAL LIABILITIES	1,310,750	1,430,760	208,414

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	185	197	29
Class B Ordinary Shares	43	43	6
Additional paid-in capital	1,896,993	1,928,591	280,931
Statutory reserves	1,739	1,739	253
Accumulated other comprehensive income	31,014	31,677	4,614
Accumulated deficit	(872,698)	(799,365)	(116,441)
TOTAL SHAREHOLDERS’ EQUITY	1,057,276	1,162,882	169,392
TOTAL LIABILITIES, SHAREHOLDERS’ EQUITY	2,368,026	2,593,642	377,806

Pintec Technology Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income

	For the Six Months Ended
	June 30,	June 30,	June 30,
(In thousands, except for share and per share data)	2018	2019	2019
	RMB	RMB	USD
Revenues:
Technical service fees	399,703	383,759	55,900
Installment service fees	169,881	82,009	11,946
Wealth management service fees	8,080	13,686	1,994
Total revenues	577,664	479,454	69,840
Cost of revenues:
Funding cost	(93,476)	(38,273)	(5,575)
Provision for credit losses	(55,136)	(15,091)	(2,198)
Origination and servicing cost	(192,908)	(151,513)	(22,071)
Cost of revenues	(341,520)	(204,877)	(29,844)
Gross profit	236,144	274,577	39,996
Operating expenses:
Sales and marketing expenses	(51,264)	(42,243)	(6,153)
General and administrative expenses	(96,589)	(131,232)	(19,116)
Research and development expenses	(39,063)	(45,091)	(6,568)
Total operating expenses	(186,916)	(218,566)	(31,837)
Operating profit	49,228	56,011	8,159

Change in fair value of convertible loans	(9,552)	—	—
Share of loss from equity method investments	(792)	(4,794)	(698)
Other income, net	5,169	343	50
Interest income from related parties	—	32,712	4,764
Gain on guarantee liabilities	—	9,678	1,410
Income before income tax expense	44,053	93,950	13,685
Income tax expense	(31,667)	(20,615)	(3,003)
Net income	12,386	73,335	10,682
Pre-IPO Preferred shares redemption value accretion	(33,177)	—	—
Net (loss)/income attributable to ordinary share holders	(20,791)	73,335	10,682
Net income	12,386	73,335	10,682
Other comprehensive income:
Foreign currency translation adjustments net of nil tax	18,348	663	97
Total other comprehensive income	18,348	663	97
Total comprehensive income	30,734	73,998	10,779
Pre-IPO Preferred shares redemption value accretion	(33,177)	—	—
Comprehensive (loss)/income attributable to ordinary shareholders	(2,443)	73,998	10,779

Net (loss)/income per ordinary share
Basic	(0.31)	0.27	0.04
Diluted	(0.31)	0.26	0.04
Weighted average ordinary shares outstanding
Basic	66,906,125	275,001,781	275,001,781
Diluted	66,906,125	286,032,181	286,032,181

Pintec Technology Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the six Months Ended
	June 30,	June 30,	June 30,
(In thousands, except for share and per share data)	2018	2019	2019
	RMB	RMB	USD
Net income	12,386	73,335	10,682
Add: Share-based compensation expenses	20,074	29,903	4,356
Adjusted net income	32,460	103,238	15,038

Net (loss)/income attributable to ordinary shareholders	(20,791)	73,335	10,682
Add: Share-based compensation expenses	20,074	29,903	4,356
Adjusted net (loss)/income per ordinary share	(717)	103,238	15,038
Basic	(0.01)	0.38	0.05
Diluted	(0.01)	0.36	0.05
Weighted average number of ordinary shares outstanding
Basic	66,906,125	275,001,781	275,001,781
Diluted	66,906,125	286,032,181	286,032,181